Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

January 28, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on January 28, 2026, The Nasdaq Stock Market (the "Exchange") received from K2 Capital Acquisition Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Class A Ordinary Shares, par value $0.0001 per share

Units, each consisting of one Class A Ordinary Share and one right to receive one-fifth (1/5) of a Class A Ordinary Shares

Rights to receive one-fifth (1/5) of a Class A Ordinary Shares

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,